Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

October 26, 2010

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Announces Reverse Split of iPath® S&P 500 VIX Short-Term Futures™ Exchange Traded Notes

New York, NY (October 26, 2010) – Barclays Bank PLC announced today that it will implement a 1 for 4 reverse split of its iPath® S&P 500 VIX Short-Term FuturesTM Exchange Traded Notes (the “Notes”) effective Tuesday, November 9, 2010. The Notes trade on the NYSE Arca under the ticker symbol VXX and on the Toronto Stock Exchange (“TSX”) under ticker symbols VXX and VXX.U. Barclays Bank PLC has the right (but not the obligation) to initiate such a reverse split if the closing indicative value of the Notes falls below $25.00 on any business day, as described in the pricing supplement relating to the Notes. On October 25, 2010, the closing indicative value of the Notes was $12.68.

The record date for the reverse split will be the close of business, New York time, on November 8, 2010. The closing indicative value of the Notes on the record date will be multiplied by four to determine the reverse-split adjusted value of the Notes. The reverse split will be effective at the open of trading on November 9, 2010 and the Notes will begin trading on the NYSE Arca and the TSX on a reverse-split adjusted basis on such date. The reverse-split adjusted Notes will have a new CUSIP, but will retain the same ticker symbols.

Investors who, as of the record date, hold a number of Notes that is not divisible by four will receive one reverse-split adjusted Note for every four Notes held on the record date and a cash payment for any odd number of Notes remaining (the “partials”). The cash amount due on any partials will be determined on November 16, 2010, based on the closing indicative value of the reverse-split adjusted Notes on such date and will be paid by Barclays Bank PLC on November 19, 2010.

For more information regarding the reverse split process, see the pricing supplement relating to the Notes under the heading “Valuation of the ETNs—Split or Reverse Split” and the Frequently Asked Questions document “iPath® ETNs Splits and Reverse Splits.” The pricing supplement can be found on EDGAR, the SEC website at: www.sec.gov. The pricing supplement and Frequently Asked Questions are also available on www.iPathETN.com.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs nearly 147,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide.

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

For further information about Barclays, please visit our website www.barclays.com.

iPath ETNs

For further information about the iPath ETNs go to: http://www.iPathETN.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. The iPath ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in iPath ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in iPath ETNs is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your iPath ETNs even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of S&P and have been licensed for use by Barclays. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Notes are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes or in the ability of either index to track market performance.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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